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Exhibit 99.5

news release	FALCONBRIDGE LIMITED

FALCONBRIDGE TO OFFER TO ACQUIRE THE SHARES OF ITS SUBSIDIARY
NOVICOURT INC. NOT ALREADY OWNED BY FALCONBRIDGE

TORONTO, June 22, 2006 — Falconbridge Limited ("Falconbridge") (TSX: FAL; NYSE: FAL) announced today that it will offer to acquire by way of takeover bid all of the outstanding common shares of its subsidiary Novicourt Inc. ("Novicourt") that it does not already own (7,620,207 shares) at a cash offer price of Cdn$2.30 per Novicourt share. Falconbridge presently holds approximately 62.1% of the outstanding common shares of Novicourt. The offer is subject to customary conditions, including the condition, which may not be waived by Falconbridge, that not less than 50% of the Novicourt shares that are the subject of the offer be tendered to the bid.

The offer is an insider bid under applicable securities laws. After Falconbridge advised the Novicourt Board of Directors on March 15, 2006 of its intention to make such an offer, a special committee comprised of independent directors of Novicourt (the "Special Committee") was formed to evaluate the Falconbridge proposal and supervise the preparation of a formal valuation of Novicourt. Upon receipt today of the Special Committee's recommendation and the formal valuation and fairness opinion of Orion Securities Inc., which states that in its opinion the Falconbridge offer is fair, from a financial point of view, to the Novicourt minority shareholders, the members of the Board of Directors of Novicourt (who are not related to Falconbridge) voted unanimously to recommend that Novicourt shareholders tender their shares to the Falconbridge offer.

The take-over bid circular is expected to be mailed to Novicourt's shareholders on or about June 30, 2006.

On successful completion of the bid, Falconbridge, if necessary, intends to initiate a second-step acquisition transaction for the remaining shares of Novicourt in order that Novicourt continue as a wholly-owned private company subsidiary of Falconbridge.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mineral deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL). Falconbridge's website can be found at www.falconbridge.com.

FORWARD-LOOKING INFORMATION

Certain statements contained in this News Release are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning our intention to undertake a second step transaction if shares of Novicourt are taken-up and paid under this offer. Inherent in forward-looking statements are risks and uncertainties well beyond our ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this News Release. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the timing, steps to be taken with respect to the offer to acquire all of Novicourt's common shares; the approvals or clearances required to be obtained by Falconbridge from regulatory and other agencies and bodies being obtained in a timely manner. Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond the Company's ability to control or predict. Some of these known risks and uncertainties are outlined in filings by Falconbridge with applicable securities regulatory authorities, including in Falconbridge's annual information form. Readers are encouraged to consult such filings. While Falconbridge anticipates that subsequent events and developments may cause Falconbridge's views to change, the Company specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this news release. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Contacts:
Denis Couture
Senior Vice-President, Investor Relations,
Communications & Public Affairs
(416) 982-7020
denis.couture@falconbridge.com

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FALCONBRIDGE TO OFFER TO ACQUIRE THE SHARES OF ITS SUBSIDIARY NOVICOURT INC. NOT ALREADY OWNED BY FALCONBRIDGE